FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“Company” or “GPA”), in accordance with article 157 of Law 6,404/76 and CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that its Board of Directors, at the meeting held on this date, approved initiating a study to segregate its cash and carry unit through a partial spin-off of the Company and its wholly owned subsidiary Sendas Distribuidora S.A. (“Assaí” and the “Spin-off”, respectively).

The Spin-off will be preceded by the transfer of the shareholding interest currently held by Assaí in Almacenes Éxito S.A. to GPA (the Spin-off, together with the preceding transfer aforementioned, the “Potential Transaction”).

The goal of the Potential Transaction is to unleash the full potential of the Company’s cash & carry and traditional retail businesses, allowing them to operate on a standalone basis, with separate management teams, and focusing on their respective businesses models and market opportunities. Additionally, the Potential Transaction will provide each of the businesses with direct access to the capital markets and other sources of funding, hence allowing them to prioritize investments according to each company’s profile, thus creating more value for their respective shareholders.

Upon the implementation of the Potential Transaction, the shares issued by Assaí and held by the Company will be distributed to the Company’s shareholders, on a pro rata basis. The distribution of shares will occur after the listing of Assaí’s shares on the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão, which is a segment dedicated to companies that are committed with the highest level of corporate governance, together with listing of ADRs representing Assai shares on the New York Stock Exchange (NYSE) (collectively, the “Listing”). The Listing will follow substantially similar corporate governance standards than those currently adopted by GPA.

The Potential Transaction implementation and Listing depend on the completion of this study, as well as on obtaining necessary approvals, including from shareholders and creditors, as well as from applicable regulators.

The Company will keep its shareholders and the market informed about any relevant development related to this matter.

São Paulo, September 9th, 2020.

Christophe José Hidalgo

Chief Financial and Investors Relations Officer

Special Notice Regarding Forward-Looking Statements:

This document includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the current expectations of the Company's officers. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 9, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.